
SEC MAIL
RECEIVED
PROCESSING
MAR 0 8 2012
WASH, DC
196
SECTION


12060961

SECURITIES A[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Deep ATS, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101 W. Courtyard, Building 1, Suite 110
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Balabon — (512) 372-8001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

AB 4/5

OATH OR AFFIRMATION

I, Sam Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Deep ATS, LLC**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Report Thereon)

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Index to Financial Statements and Supplemental Schedule
December 31, 2011

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

SUPPLEMENTARY SCHEDULE

I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL 11

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Deep ATS, LLC

We have audited the accompanying statement of financial condition of Deep ATS, LLC (the Company), a wholly owned subsidiary of Deep Liquidity, Inc., as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deep ATS, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the Company is under the control of its Parent, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Under a Reimbursement of Expenses Agreement with its Parent, that is not an arm's length transaction, the Company has a significant contingent liability at December 31, 2011 and it is expected to increase significantly.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 7, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 125,201
TOTAL ASSETS	$ 125,201
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payable to related party	$ 1,751
Member's Equity	123,450
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 125,201

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Operations
For the Year Ended December 31, 2011

Revenue:	
Interest	$ 145
Total Revenue	145
Expenses:	
Other expenses	-
Total Expenses	-
Net Income	$ 145

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Member's equity, December 31, 2010	$ 123,305
Net income	145
Member's equity, December 31, 2011	$ 123,450

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 145
Net cash provided by operating activities	145
Cash flows from investing activities:	-
Net increase in cash	145
Cash at beginning of year	125,056
Cash at end of year	$ 125,201
Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Notes to Financial Statements
December 31, 2011

Note 1 - Nature of Business

Deep ATS, LLC (Company) was organized in the state of Texas in October 2004. The Company is wholly owned by Deep Liquidity, Inc. (Parent). The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective in January 2006. The Company is a member of the Financial Regulatory Authority, Inc. (FINRA). The Company currently has no active customers and primarily trades securities for its own account. The Company is also building an Alternative Trading System financed by its Parent as noted in Note 4.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Commission fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Securities Owned and Securities Sold, Not Yet Purchased
Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. Warrants are valued based upon the value of the underlying securities. The difference between cost and fair value has been included in securities owned, at fair value and gains on securities trading accounts, net in the accompanying financials statements. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash, and accrued expenses. The Company may from time to time have cash balances in excess of federally insured limits at various times during the year.

Income Taxes
The Company has elected to be taxed as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. As of December 31, 2011, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2010.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2011, the Company has no Texas franchise tax expense due.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the periods ending December 31, 2011, this date was February 7, 2012.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $123,450 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Related Party Transactions

The Company is under the control of its Parent, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Effective January 1, 2009 the Company entered into a Reimbursement of Expenses Agreement with its Parent, Deep Liquidity Inc., according to which the Parent would meet all the expenses of the Company until the Company starts earning revenues. The expenses include construction of an Alternate Trading System, business development and other expenses. The Company is not required to reimburse such expenses to the Parent until the Company's revenues exceeds operating costs. This agreement is not an arm's length transaction.

The expenses incurred by Parent under this agreement for 2011 are summarized below.

Interest expense	$ 133,781
Office expense	2,367
Professional fees	48,392
Rent expense	1,500
Travel & business development	2,200
Utilities	325
Payroll expense	156,966
Bank fees & other	9,636
Total	$ 355,167

The Company, under the Reimbursement of Expenses Agreement has a contingent liability to Parent of $1,596,277, payable to Parent on mutually agreeable terms, when and if the Company's revenues exceed operating costs.

The Company has a payable to its Parent totaling $1,751 at December 31, 2011 resulting from advances from the Parent.

Note 5 - Concentration

The Company has $125,201, or 100% of its total assets, in a cash account at Wedbush Morgan Securities, the Company's clearing broker dealer.

Schedule I

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Total members' equity qualified for net capital	$ 123,450
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	123,450
Haircuts on securities	-
Net capital	$ 123,450
Aggregate indebtedness	
Payable to related party	$ 1,751
Total aggregate indebtedness	$ 1,751
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 23,450
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Deep ATS, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditor's report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Deep ATS, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Deep ATS, LLC (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and may be utilized by other specified parties at management's discretion.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 7, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
PROCESSING
MAR 08 2012
WASH, D.C.
196
SECTION

February 7, 2012

To the Member of
Deep ATS, LLC

We have audited the financial statements of Deep ATS, LLC (the Company) for the year ended December 31, 2011, and have issued our report thereon dated February 7, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 26, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Deep ATS, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The disclosure of related party transactions in Note 4 to the financial statements regarding the Company's contingent liability of $1,596,277, payable to Deep Liquidity, LLC on mutually agreeable terms, when and if the Company's revenues exceed operating costs.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 7, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
AUSTIN • CHICAGO • DALLAS • HOUS
SAN FRANCISCO • SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Member and management of Deep ATS, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP